Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Amendment No. 1 to the Registration Statement of Endeavor Acquisition Corp. (a development stage company) on Form S-1 of our report dated September 16, 2005, which includes an explanatory paragraph as to a substantial doubt about the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Endeavor Acquisition Corp. as of August 3, 2005 and for the period from July 22, 2005 (inception) to August 3, 2005, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum & Kliegman, LLP

Marcum & Kliegman, LLP
Melville, New York

October 24, 2005